Tenzing Acquisition Corp.

250 West 55th Street

New York, NY 10019

November 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jason L. Drory

Re:	Tenzing Acquisition Corp.
Registration Statement on Form S-4, as amended
Filed August 12, 2020
File No. 333-245057

Dear Mr. Drory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tenzing Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Standard Time on November 10, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Rahul Nayar
Rahul Nayar
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Lowenstein Sandler LLP